

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 25, 2009

<u>Via U.S. Mail and Fax</u>

Mr. Mark Ordan
Chief Executive Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA 22102

> **RE:** **Sunrise Senior Living, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed July 31, 2008; Amended on October 15, 2008**
> **and December 29, 2008**
>
> **File No. 1-16499**

Dear Mr. Ordan:

We have reviewed your filing and have the following comments. As noted in our comment letter dated September 16, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Sunrise Senior Living, Inc.

Notes to Consolidated Financial Statements

Note 12. Investments in Unconsolidated Subsidiaries, page 32

1.   Refer to the disclosures in Note 2 to the Sunrise IV Senior Living Holdings, LLC (the Fountains venture,) on page 179. Tell us whether at December 31, 2007 and at the time you filed your 2007 financial statements you had evaluated your investment in the "Fountains venture" for other than temporary impairment considering that the facilities were negatively impacted by adverse economic conditions during 2007.

2.   It is unclear to us how you concluded that you had accurate financial information for "the Fountains venture" in view of the significant adjustment recorded at the investee level for the year ended December 31, 2007.

3.   Tell us why you believe that you were not required to restate your financial statements to adjust your equity share in the loss of the "Fountains venture" considering that the venture financial statements were issued in November 2008 and were available to you on or before December 30, 2008, the date you filed Amendment #2 to the 2007 Form 10-K.

Financial statements of PS Germany Investment (Jersey) Limited Partnership

Report of Independent Auditors, page 134

4.   Revise to include a signed copy of the audit report in accordance with Item 2-02(a) of Regulation S-X.

Sunrise Aston Gardens Venture, LLC

Independent Auditors' Report, page 161

5.   Revise to include an accountant's report that is dated, signed and indicates the city and state where issued, in accordance with Item 2-02(a) of Regulation S-X.

Sunrise IV Senior Living Holdings, LLC (the Fountains venture)

Independent auditor's report, page 173

6.   The auditor's report date is different from the date included in the auditor's consent elsewhere in the document. If the correct auditor's report date is November 10, 2008, revise to include an updated auditor's report.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                      Sincerely,

                      /s/Larry Spirgel
                      Assistant Director

cc: Richard J. Nadeau
       Chief Financial Officer
       Via Facsimile: (703) 744-1628